MALIBU COMPOST INC
INCOME STATEMENT
FOR THE YEAR ENDING DECEMBER 31 2017

	2017
Operating Income	
Sales, Net	1,207,460
Cost of Goods Sold	673,672
Gross Profit	533,788
Operating Expense	
General & Administrative	347,512
Marketing	114,316
Depreciation	19,946
Rent	42,582
	524,356
Net Income from Operations	9,432
Interest Income	30
Interest Expense	12,491
State and Local Taxes	10,300
	22,761
Net Income	-13,329

MALIBU COMPOST INC

BALANCE SHEET

DECEMBER 31 2017

	2017
ASSETS	
CURRENT ASSETS	
Cash	$33,759
Accounts Receivable	$47,229
Inventory	$254,626
Other Current Assets	$4,805
TOTAL CURRENT ASSETS	$340,419
NON-CURRENT ASSETS	
Fixed Assets	$126,652
Less: Accumulated Depreciation	-$88,724
Security Deposit	$4,100
Advance Partners	$63,000
TOTAL NON-CURRENT ASSETS	$105,028
TOTAL ASSETS	$445,447
LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
Accounts Payable	$181,028
Reserve for Litigation	$28,401
Line of Credit	$98,878
State and Local Tax Payable	$3,845
Loans Payable-Related Party	$0
Loans Payable-Current	$0
TOTAL CURRENT LIABILITIES	$312,152
NON-CURRENT LIABILITIES	
Loans Payable-Noncurrent	$75,051
TOTAL NON-CURRENT ASSETS	$75,051
TOTAL LIABILITIES	$387,203
STOCKHOLDER'S EQUITY	
Class F Common Stock	$31,241
Series A Preferred Stock	$72,583
Retained Earnings	-$45,580
TOTAL SHAREHOLDER'S EQUITY	$58,244
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$445,447

MALIBU COMPOST INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31 2017

	2017
Net Income (Loss) For The Period	-$13,329
Cash Flows From Operating Activities	
Depreciation	$19,946
Change in Accounts Receivable	$47,058
Change in Inventory	-$113,990
Change in Prepaid Expenses	$3,000
Change of Advance Partners	-$63,000
Change in Accounts Payable	$79,970
Change in Reserve for Litigation	-$3,850
Change in Taxes Payable	$1,527
Net Cash Flows From Operating Activities	-$42,668
Cash Flows From Investing Activities	
Purchase of Fixed Assets	-$1,765
Change in Security Deposit	$0
Change in Loans to Members	$169
Net Cash Flows From Investing Activities	-$1,596
Cash Flows From Financing Activities	
Change in Line of Credit	$10,639
Change in Member's Loans Payable	$0
Change in Loans Payable-Current	-$21,593
Change in Loans Payable-Noncurrent	$0
US Bank Claim	$0
Series A Preferred	$72,583
Conversion LLC Members to F Series	$36,990
Retained Earnings	-$36,990
Net Cash Flows From Financing Activities	$61,629
Cash at Beginning of Period	$16,394
Net Increase (Decrease) in Cash	$17,365
Cash at End of Period	$33,759